Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

April 21, 2014

VIA EDGAR AND FEDEX

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549-6010

Re:	Heritage Insurance Holdings, LLC

Draft Registration Statement on Form S-1 Submitted February 13, 2014

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 2, 2014

Registration Statement on Form S-1 Filed April 21, 2014

CIK No. 0001598665

Dear Mr. Riedler:

On behalf of Heritage Insurance Holdings, LLC (the “Company”), enclosed for your review is the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on February 13, 2014, and as amended on April 2, 2014. An electronic version of the Registration Statement has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made to the Registration Statement since the Company’s most recent confidential submission on April 2, 2014.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated April 15, 2014, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 57

Comment No. 1

In your response to comment 15, you state that the increase in your stock value from October 31, 2013 to December 31, 2013 is primarily due to the favorable economic conditions in the Florida property and casualty insurance industry. Since the increase in your stock value during this time was approximately 73% (from $13,200 to $22,815), please tell us the measures you considered in determining that the Florida property and casualty insurance industry improved by approximately 73% during the same time frame.

Jeffrey P. Riedler

April 21, 2014

Response:

The Company respectfully advises the Staff that it engaged a third-party independent valuation specialist to assist the Company in valving its shares as of October 31, 2013 and December 31, 2013. The per share values of the Company on such dates were determined based on the independent valuation reports and the Company’s evaluation of the assumptions, methodologies and conclusions associated with such reports. The reports contained an analysis of the market value of the equity of comparable publicly-traded property and casualty insurance companies, each of which writes a substantial portion of their policies in Florida. Set forth below is a comparison of the multiples of (i) market value of equity over net income for the twelve-month period preceding the valuation date (“LTM”) and (ii) market value of equity over tangible book value of equity:

Comparable Company	Market Value of Equity / LTM Net Income (October 31, 2013)	Market Value of Equity / LTM Net Income (December 31, 2013)	Percentage Change	Market Value of Equity / Tangible Book Value of Equity (October 31, 2013)	Market Value of Equity / Tangible Book Value of Equity (December 31, 2013)	Percentage Change

Universal Insurance Holdings Inc.	5.55	10.64	91.7%	1.59	3.06	92.5%

United Insurance Holdings Corp.	10.32	16.33	58.2%	1.43	2.26	58.0%

Federated National Holding Company	9.23	17.08	85.0%	1.15	2.13	85.2%

HCI Group, Inc.	8.31	10.17	22.4%	3.02	3.69	22.2%

The increases in the market multiples of each of the foregoing comparable companies between October 31, 2013 and December 31, 2013 illustrate the improvement in the Florida property and casualty insurance industry during the same timeframe. The Company believes the Florida property and casualty insurance market is benefiting from, among other things, (i) the recent enactment of reforms by Citizens increasing the financial attractiveness of depopulation transactions; (ii) favorable reinsurance market dynamics including an eight-year span without a major hurricane hitting the state and the increased supply of capital from non-traditional insurance providers; and (iii) demographic trends and economic recovery in Florida increasing the number of new homes built, thereby increasing demand for property and casualty insurance.

Jeffrey P. Riedler

April 21, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

10) Income Taxes, page F-24

Comment No. 2

Please expand the disclosure you provided in response to comment 20 to explain the decrease in the operating income of pass through entities.

Response:

In response to the Staff’s Comment, the Company has expanded its disclosure on page F-25.

*    *    *

If you have any questions regarding any of the responses in this letter or in the Registration Statement, please call me at (312) 558-5979.

Respectfully submitted,

/s/ Steven J. Gavin

Steven J. Gavin

Enclosures

cc:	Bruce Lucas

Karen A. Weber

Amy Reischauer

Kiera Nakada

Andrew Mew